Pyxis Tankers Inc. Regains Compliance with NASDAQ’s Minimum Closing Bid Price Rule

Maroussi, Greece, November 1, 2018 - Pyxis Tankers Inc. (NASDAQ CM: PXS) (the “Company” or “Pyxis Tankers”), an emerging growth pure play product tanker company, announced that it has regained compliance with the NASDAQ’s continued listing requirements regarding the minimum closing bid price.

On October 31, 2018, the Company received a written notification from NASDAQ stating that the closing bid price of the Company’s common shares has been $1.00 per share or higher for the last ten consecutive trading days, from October 15, 2018 to October 26, 2018. Accordingly, the Company is again in compliance with the exchange’s minimum closing bid price rule (NASDAQ Marketplace Rule 5550(a)(2)) and the matter is closed.

About Pyxis Tankers Inc.

The Company owns a modern fleet of six tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. The Company focused on growing its fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. The Company is positioned to opportunistically expand and maximize its fleet due to competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com.

Forward Looking Statements

This press release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements include statements about the Company’s plans, strategies, financial performance, prospects or future events and involve known and unknown risks that are difficult to predict. As a result, the Company’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,” “seek,” “predict,” “schedule,” “project,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “potential,” “position,” “continue,” “likely,” “will,” “would” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by the Company and its management team, are inherently uncertain. A more complete description of these risks and uncertainties can be found in the Company’s filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017. The Company cautions you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. The Company undertakes no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit the Company’s website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.